UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Horne, Robert
   485 CLYDE AVENUE


   MOUNTAIN VIEW, CA  94043
2. Issuer Name and Ticker or Trading Symbol
   CONSILIUM, INC (CSIM)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  12/11/98    J (1)    5,000         D               0              D  Direct
Common Stock                                  12/11/98    J (1)    500           D               0              I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $2.3800         12/11/98       J (3)                      2,500            12/16/97 (4) 12/16/07
(right to buy) (2)
Non-Qualified Stock Option     $6.2500         12/11/98       J (3)                      2,500            12/13/96 (4) 12/13/06
(right to buy)
Non-Qualified Stock Option     $6.6300         12/11/98       J (3)                      15,000           12/14/95 (5) 12/14/04
(right to buy)
Non-Qualified Stock Option     $11.7500        12/11/98       J (3)                      2,500            12/14/95 (4) 12/14/05
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     12/11/98  Common Stock                   2,500                     0             D   Direct
(right to buy) (2)
Non-Qualified Stock Option     12/11/98  Common Stock                   2,500                     0             D   Direct
(right to buy)
Non-Qualified Stock Option     12/11/98  Common Stock                   15,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     12/11/98  Common Stock                   2,500                     0             D   Direct
(right to buy)

Explanation of Responses:

(1)
Exchanged for shares of Applied Materials, Inc. pursuant to Applied Materials' acquisition of Consilium, Inc.
(2)
This transaction represents stock option pursuant to the Consilium 1990 Outside Directors Plan, which satisfies the requirements of
Rule 16-b(3).
(3)
The option was assumed by Applied Materials, Inc. in connection with its acquisition of Consilium, Inc. and is now exercisable for shares of Applied Materials' common stock.
(4)
All shares are immediately exercisable.
(5)
Option vests and becomes exercisable 1/4 on date exercisable above and 1/4 each year thereafter on anniversary of date exercisable.


SIGNATURE OF REPORTING PERSON
/S/ By: Clifton Wong
    For: Robert Horne
DATE